UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The Nasdaq Stock Market, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

H&F Investors IV, LLC
One Maritime Plaza, 12th Floor
San Francisco, CA 94111
(415) 788-5111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108			Page 2 of 13

1.	Name of Reporting Person: H&F Investors IV, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 24,594,650**

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 24,594,650**

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,594,650**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 23.2%**

14.	Type of Reporting Person (See Instructions): OO

**See Item 5 below

CUSIP No. 631103108			Page 3 of 13

1.	Name of Reporting Person: Hellman & Friedman Capital Partners IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 19,821,656**

		8.	Shared Voting Power: 5,000**

		9.	Sole Dispositive Power: 19,821,656**

		10.	Shared Dispositive Power: 5,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,826,656**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 19.5%**

14.	Type of Reporting Person (See Instructions): PN

**See Item 5 below

CUSIP No. 631103108			Page 4 of 13

1.	Name of Reporting Person: H&F Executive Fund IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 440,860**

		8.	Shared Voting Power: 5,000**

		9.	Sole Dispositive Power: 440,860**

		10.	Shared Dispositive Power: 5,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 445,860**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 0.5%**

14.	Type of Reporting Person (See Instructions): PN

**See Item 5 below

CUSIP No. 631103108			Page 5 of 13

1.	Name of Reporting Person: H&F International Partners IV-A, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,253,819**

		8.	Shared Voting Power: 5,000**

		9.	Sole Dispositive Power: 3,253,819**

		10.	Shared Dispositive Power: 5,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,258,819**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 3.8%**

14.	Type of Reporting Person (See Instructions): PN

**See Item 5 below

CUSIP No. 631103108			Page 6 of 13

1.	Name of Reporting Person: H&F International Partners IV-B, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO, BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,078,315**

		8.	Shared Voting Power: 5,000**

		9.	Sole Dispositive Power: 1,078,315**

		10.	Shared Dispositive Power: 5,000**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,083,315**

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☑

13.	Percent of Class Represented by Amount in Row (11): 1.3%**

14.	Type of Reporting Person (See Instructions): PN

**See Item 5 below

CUSIP No. 631103108	SCHEDULE 13D/A	Page 7 of 13
     This Amendment No. 1 amends Items 2, 3, 5 and 6 of the Statement on Schedule 13D filed on May 2, 2005 by H&F Investors IV, LLC (“H&F Investors”), Hellman & Friedman Capital Partners IV, L.P. (“HFCP IV”), H&F Executive Fund IV, L.P. (“HFEF IV”), H&F International Partners IV-A, L.P. (“HFIP IV-A”) and H&F International Partners IV-B, L.P. (“HFIP IV-B”, and together with HFCP IV, HFEF IV and HFIP IV-A, the “H&F Partnerships”, and together with H&F Investors, the “Reporting Persons”) relating to the shares of common stock, par value $0.01 per share (the “Common Stock”), of The Nasdaq Stock Market, Inc. (the “Issuer”).
     Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D filed on May 2, 2005.
Item 2 Identity and Background.
     Item 2 is amended by deleting the two occurrences of the word “managing” from the third paragraph.

Item 3	Source and Amount of Funds or Other Consideration.
     Item 3 is hereby amended and supplemented by inserting the following before the penultimate paragraph thereof:
     The Merger Closing occurred on December 8, 2005. In connection with the Merger Closing, the H&F Partnerships subscribed to additional membership interests issued by Norway Holdings in the aggregate of $60,000,000 pursuant to the Subscription Agreement. The source of funds for such Additional Subscription by each of the H&F Partnerships was the capital contributions of the partners of such H&F Partnerships. The H&F Partnerships’ equity contributions of $60,000,000, together with equity contributions made by the SLP Entities, were used by Norway Holdings to subscribe to additional membership interests issued by Norway SPV in an aggregate amount of $205,000,000 pursuant to a subscription agreement, dated as of April 22, 2005, between Norway SPV and Norway Holdings. Norway Holdings’ equity contribution was then used to repay the outstanding principal amount of the Loan.

Item 5	Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated by deleting it in its entirety and replacing it with the following:
     The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.
     (a), (b) The information contained on the cover pages to this Amendment No. 1 to Schedule 13D is incorporated herein by reference. The following disclosure assumes that there are 82,011,757 shares of Common Stock outstanding, which the Issuer represented in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 was the number of outstanding shares of Common Stock as of October 31, 2005.
     Prior to the Merger Closing, the Series A Notes and the Series A Warrants were directly owned by Norway SPV. Upon the Merger Closing, Norway SPV distributed these securities by assigning its entire right, title and interest in the Series A Notes and the Series A Warrants to its sole member, Norway Holdings. Immediately thereafter, Norway Holdings

CUSIP No. 631103108	SCHEDULE 13D/A	Page 8 of 13
distributed these securities by assigning its entire right, title and interest in the Series A Notes and the Series A Warrants to its members, the H&F Partnerships and the SLP Entities, in the aggregate amounts set forth in the Subscription Agreements and in the respective percentages set forth in the Limited Liability Company Agreement of Norway Holdings (the “Holdings LLC Agreement”). As a result of these distributions by Norway SPV and Norway Holdings, respectively, the H&F Partnerships directly own the Series A Notes and the Series A Warrants as follows:
     (i) HFCP IV — $48,365,842 aggregate principal amount of Series A Notes and Series A Warrants to purchase 521,184 shares of Common Stock;
     (ii) HFEF IV — $1,075,725 aggregate principal amount of Series A Notes and Series A Warrants to purchase 11,592 shares of Common Stock;
     (iii) HFIP IV-A — $7,939,487 aggregate principal amount of Series A Notes and Series A Warrants to purchase 85,555 shares of Common Stock; and
     (iv) HFIP IV-B — $2,618,946 aggregate principal amount of Series A Notes and Series A Warrants to purchase 28,221 shares of Common Stock.
     Upon the consummation of the distributions described in this Item 5, Norway Holdings and Norway SPV ceased to beneficially own any shares of Common Stock. As a result of these transactions, the Reporting Persons and the SLP Entities may no longer be deemed to constitute a group, within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Series A Notes and the Series A Warrants that had been beneficially owned by Norway Holdings.
     F. Warren Hellman, a managing member of H&F Investors and a former director of the Issuer, holds for the benefit of the H&F Partnerships stock options currently exercisable for 5,000 shares of Common Stock (the “Shared Securities”), which represent less than 0.1% of the Common Stock outstanding. The H&F Partnerships have shared voting and dispositive power with respect to the shares of Common Stock underlying such stock options.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFCP IV may be deemed to beneficially own (i)(a) 3,335,575 shares of Common Stock underlying the Series A Notes held by HFCP IV and (b) 521,184 shares of Common Stock underlying the Series A Warrants held by HFCP IV; (ii)(a) 13,342,301 shares of Common Stock underlying the Series B Notes held by HFCP IV and (b) 2,219,547 shares of Common Stock underlying the Series B Warrants held by HFCP IV; and (iii) 403,049 shares of Common Stock. HFCP IV has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFCP IV, including the Shared Securities, is 19,826,656 shares of Common Stock, representing approximately 19.5% of the Common Stock outstanding.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFEF IV may be deemed to beneficially own (i)(a) 74,187 shares of Common Stock underlying the Series A Notes held by HFEF IV and (b) 11,592 shares of

CUSIP No. 631103108	SCHEDULE 13D/A	Page 9 of 13
Common Stock underlying the Series A Warrants held by HFEF IV; (ii)(a) 296,751 shares of Common Stock underlying the Series B Notes held by HFEF IV and (b) 49,366 shares of Common Stock underlying the Series B Warrants held by HFEF IV; and (iii) 8,964 shares of Common Stock. HFEF IV has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFEF IV, including the Shared Securities, is 455,860 shares of Common Stock, representing approximately 0.5% of the Common Stock outstanding.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFIP IV-A may be deemed to beneficially own (i)(a) 547,550 shares of Common Stock underlying the Series A Notes held by HFIP IV-A and (b) 85,555 shares of Common Stock underlying the Series A Warrants held by HFIP IV-A; (ii)(a) 2,190,203 shares of Common Stock underlying the Series B Notes held by HFIP IV-A and (b) 364,349 shares of Common Stock underlying the Series B Warrants held by HFIP IV-A; and (iii) 66,162 shares of Common Stock. HFIP IV-A has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFIP IV-A, including the Shared Securities, is 3,258,819 shares of Common Stock, representing approximately 3.8% of the Common Stock outstanding.
     Pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, HFIP IV-B may be deemed to beneficially own (i)(a) 180,616 shares of Common Stock underlying the Series A Notes held by HFIP IV-B and (b) 28,221 shares of Common Stock underlying the Series A Warrants held by HFIP IV-B; (ii)(a) 722,467 shares of Common Stock underlying the Series B Notes held by HFIP IV-B and (b) 120,186 shares of Common Stock underlying the Series B Warrants held by HFIP IV-B; and (iii) 21,825 shares of Common Stock. HFIP IV-B has sole voting and dispositive power with respect to these securities. The aggregate number of shares of Common Stock beneficially owned by HFIP IV-B, including the Shared Securities, is 1,078,315 shares of Common Stock, representing approximately 1.3% of the Common Stock outstanding.
     As the general partner of each of the H&F Partnerships, H&F Investors may be deemed to have beneficial ownership of the shares of Common Stock over which any of the H&F Partnerships has voting or dispositive power. Accordingly, H&F Investors may be deemed to have sole voting and dispositive power with respect to, and beneficially own, an aggregate of 24,594,650 shares of Common Stock, representing approximately 23.2% of the Common Stock outstanding.
     The investment decisions of H&F Investors are made by the investment committee of H&F Investors. Each of the managing members of H&F Investors and each of the members of the investment committee, disclaims beneficial ownership of the shares of Common Stock which H&F Investors may be deemed to beneficially own, except to the extent of his or her indirect pecuniary interest, if any, therein.
     As the result of the treatment of the H&F Partnerships under the Amended Securityholders Agreement and the existence of a common general partner among the H&F Partnerships, the H&F Partnerships may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the SEC pursuant to the Exchange

CUSIP No. 631103108	SCHEDULE 13D/A	Page 10 of 13
Act. As such, each of the H&F Partnerships (i) may be deemed to have acquired beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of all the shares of Common Stock beneficially owned by H&F Investors and (ii) may be deemed to beneficially own, pursuant to Rule 13d-3 of the rules and regulations promulgated by the SEC pursuant to the Exchange Act, an aggregate of 24,594,650 shares of Common Stock, representing approximately 23.2% of the Common Stock outstanding. However, each of the H&F Partnerships disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by the other H&F Partnerships, except to the extent set forth in this Item 5, above.
     The information set forth in response to this Item 5 is qualified in its entirety by reference to the Holdings LLC Agreement (Exhibit 11 hereto) and the Subscription Agreement (Exhibit 9 hereto), each of which is incorporated herein by reference.
     (c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transaction in Common Stock during the past 60 days, except as disclosed herein.
     (d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.
     (e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 is hereby amended and supplemented by inserting the following before the penultimate paragraph thereof:
     In connection with the Merger Closing, the Issuer and Law Debenture Trust Company of New York, as trustee, entered into the First Supplemental Indenture, dated as of December 8, 2005 (the “Indenture Supplement”), to amend the Indenture governing the Notes. The Indenture Supplement revised the definition of “Credit Facility” to reflect a maximum size credit facility of $825,000,000, an increase of $25,000,000 from the original Indenture. Additionally, the Issuer, Norway SPV, the H&F Partnerships and the SLP Entities entered into Amendment No. 1, dated as of December 7, 2005 (the “Securityholders Amendment”), to the Amended Securityholders Agreement. The Securityholders Amendment corrected an error contained in the Amended Securityholders Agreement as originally executed.

Item 7	Material to be Filed as Exhibits
1.	First Supplemental Indenture, dated as of December 8, 2005, between The Nasdaq Stock Market, Inc. and Law Debenture Trust Company of New York, as Trustee (filed herewith).

2.	Amendment No. 1 to the Amended and Restated Securityholders Agreement, dated as of December 8, 2005, among Norway Acquisition SPV, LLC, Hellman & Friedman Capital

CUSIP No. 631103108	SCHEDULE 13D/A	Page 11 of 13
Partners IV, L.P., H&F Executive Fund IV, L.P., H&F International Partners IV-A, L.P., H&F International Partners IV-B, L.P., Silver Lake Partners II TSA, L.P., Silver Lake Technology Investors II, L.L.C., Silver Lake Partners TSA, L.P., Silver Lake Investors, L.P., VAB Investors, LLC, Integral Capital Partners VI, L.P., and The Nasdaq Stock Market, Inc. (filed herewith).

CUSIP No. 631103108	SCHEDULE 13D/A	Page 12 of 13
SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 9, 2005

H&F INVESTORS IV, LLC
By:	H&F Administration IV, LLC, its administrative manager
By:	H&F Investors III, Inc., its manager

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Vice President

HELLMAN & FRIEDMAN CAPITAL PARTNERS IV, L.P.
By:	H&F Investors IV, LLC, its general partner
By:	H&F Administration IV, LLC, its administrative manager
By: H&F Investors III, Inc., its manager

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Vice President

CUSIP No. 631103108	SCHEDULE 13D/A	Page 13 of 13

H&F EXECUTIVE FUND IV, L.P.
By:	H&F Investors IV, LLC, its general partner
By:	H&F Administration IV, LLC, its administrative manager
By: H&F Investors III, Inc., its manager

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Vice President

H&F INTERNATIONAL PARTNERS IV-A, L.P.
By:	H&F Investors IV, LLC, its general partner
By:	H&F Administration IV, LLC, its administrative manager
By: H&F Investors III, Inc., its manager

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Vice President

H&F INTERNATIONAL PARTNERS IV-B, L.P.
By:	H&F Investors IV, LLC, its general partner
By:	H&F Administration IV, LLC, its administrative manager
By: H&F Investors III, Inc., its manager

By:	/s/ Georgia Lee
	Name:	Georgia Lee
	Title:	Vice President